PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas PHOENIX SAN DIEGO SILICON VALLEY

February 19, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Charlie Guidry Mara Ransom Bill Thompson

Re:	My Racehorse CA LLC Amendment No. 2 to Form 1-A Filed January 9, 2019 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 14, 2019, relating to Amendment No. 2 to the above referenced Offering Statement on Form 1-A (the “Offering Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Offering Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2 to the Offering Statement filed on January 9, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Amendment No. 2 to the Offering Statement filed on January 9, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 3.

Securities and Exchange Commission

February 19, 2019

Amendment No. 2 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 20

1.	We note that dollar amounts of interest sold in table on page 20 exceeds the amount of subscriptions received as reflected in statement of members equity. Please tell us why. In addition, please disclose the Series and related race horses and the amount of interests in such Series race horses sold during the fourth quarter of the fiscal year ended December31, 2018. Finally, please confirm to us the that the Berengeria '17, Country Whirl '17, Major Implications, Night of Idiots, Nileist, and Nobel Goddess race horses were acquired during the fourth quarter.

In response to the Staff’s comment, the Company supplementally advises the Staff that the dollar amounts of interests sold in the table on page 20 are set forth as of December 31, 2018 whereas the subscriptions received in statement of members’ equity are as of September 30, 2018. The difference in dates is the reason for the discrepancy. Further, the Company confirms that Berengeria '17, Country Whirl '17, Major Implications, Night of Idiots, Nileist, and Nobel Goddess race horses were acquired during the fourth quarter of 2018. The table on page 20 shows all sales of interests in the aforementioned race horse series sold during the fourth quarter of the fiscal year ended December 31, 2018 and all sales of interests in the remaining race horse series sold from inception through the fourth quarter of the fiscal year ended December 31, 2018.

2.	Please tell us why the amounts of cost of revenue, management fee expenses, depreciation and net loss disclosed in the third, fourth and fifth paragraphs on page 21 do not agree to the statement of operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 to agree with the statement of operations.

General, page F-2

3.	We note that your financial statements as of and for the nine months ended September 30, 2018 were revised. Please label the financial statements "As Restated" and provide the disclosures required by ASC 250-10-50-7.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page F-2 to label the financial statements “As Restated” and to provide the disclosures required by ASC 250-10-50-7.

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Please direct any questions regarding the Company’s responses or Amendment No. 3 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely, PROCOPIO, CORY, HARGREAVES & SAVITCH LLP /s/Christopher L. Tinen Christopher L. Tinen

cc:	Michael Behrens, My Racehorse CA LLC David Kandasamy, My Racehorse CA LLC